

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 30, 2009

James W. Swent III
Chief Financial Officer
ENSCO International Inc.
500 North Akard Street, Suite 4300
Dallas, TX 75201

> **Re:    ENSCO International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed  February 26, 2009**
> **File No. 1-08097**

Dear Mr. Swent:

      We have reviewed your filing and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Controls and Procedures, page 92

1.  We note your disclosure on pages 26 and 27 regarding certain payments by your customs brokers in Nigeria.  Given these payments, please explain how management was able to conclude that your internal control over financial reporting and your disclosure controls and procedures were effective as of the end of your fiscal year.  We note further the compliance initiative that began in November 2008.  We may have further comment.

2.  To the extent you deem these payments immaterial to your business, explain for us why you believe that violations of the Foreign Corrupt Practices Act only constitute control weaknesses if the size of the payment is material.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

James W. Swent III
ENSCO International Inc.
March 30, 2009
Page 3

Please contact John Lucas at (202) 551-5798 or, in his absence, John Madison at (202) 551-3296 with any other questions.

Sincerely,


H. Roger Schwall
Assistant Director